Exhibit 99.1

Sinovac Biotech Announces Certain Updates

Relating to Delayed Filing of Annual Report on Form 20-F

BEIJING, Aug. 14, 2017 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that The NASDAQ Stock Market (“NASDAQ”) has accepted the Company’s plan to regain compliance with NASDAQ Listing Rule 5250(c)(1) (the “Rule”) and granted an exception to the Company to extend the deadline for complying with the Rule to October 30, 2017. The Company may regain compliance at any time before October 30, 2017 upon filing with the SEC its Annual Report on form 20-F for the year ended December 31, 2016 (the “2016 Annual Report”). In the event that the Company does not satisfy the terms set forth in the extension, NASDAQ will provide written notification that the Company’s common shares will be subject to delisting proceedings. At that time, the Company may appeal NASDAQ’s determination for a panel review.

As announced previously, on May 1, 2017, the Company filed a Form 12b-25, Notification of Late Filing, with the Securities and Exchange Commission (the “SEC”) regarding the delayed filing of the 2016 Annual Report. On July 10, 2017, the Company submitted a compliance plan to NASDAQ to support its request for an extension of time to regain compliance with NASDAQ’s continued listing requirements. The submission of the compliance plan is in response to a written letter from the Listing Qualifications Department of NASDAQ dated May 10, 2017 indicating that the Company was not in compliance with the Rule because the Company had failed to file the 2016 Annual Report within four months after the end of year 2016 and did not expect that it will be able to file the 2016 Annual Report within the 15-day extension period.

The 2016 Annual Report was delayed because Company’s Audit Committee (the “Audit Committee”) required additional time for its internal investigation regarding allegations raised in a research report by Geoinvesting. The investigation has slowed completion of the Company’s financial statements and audit for the year ended December 31, 2016. The Company’s management and the Audit Committee are continuing to work diligently to complete the 2016 Annual Report and file it with the SEC as soon as possible.

After the Company publicly announced the internal investigation arising from the Geoinvesting report, the SEC staff notified the Company of an enforcement inquiry related to the matters discussed in the article. The SEC staff subsequently issued a subpoena requesting documents related to the internal investigation. The Company, at the direction of the Audit Committee and with the assistance of independent counsel, has been cooperating with the SEC in response to the staff’s requests for information.

In June 2017, the Company became aware of certain judgments based on bribery charges issued by Chinese courts in four provinces against various officials of the Chinese Center for Disease Control (the “CDC”). While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced eight of the Company’s former and current salespersons, together with sales personnel from several other Chinese vaccine companies and distributors. However, these judgments did not name the Company or any of its directors, officers and employees as defendants. Upon becoming aware of these judgments, the Audit Committee expanded its internal investigation to review matters related to these judgments and the Company’s sales practices and policies.

On July 3, 2017, a securities class action complaint was filed in the U.S. District Court for the District of New Jersey against the Company and three of its current and former officers: Mr. Weidong Yin, the Company’s current chief executive officer, Ms. Nan Wang, the Company’s current chief financial officer, and Mr. Danny Chung, the Company’s former chief financial officer. The complaint asserts that statements in the Company’s annual filings for fiscal years 2012 through 2015 were false and misleading because they failed to disclose matters relating to the alleged bribery incidents, among other allegations. The Company is vigorously defending this lawsuit.

On July 12, 2017, another securities class action complaint was filed in the Supreme Court of the State of New York against the Company and certain directors, among others. The complaint alleges that the Company’s directors breached their fiduciary duties by, among other things, initiating a self-dealing going-private transaction at a per share consideration that is less than the true value of their investment in the Company. The complaint also alleges that the Company aided and abetted those alleged breaches of fiduciary duties by the Company’s directors. The complaint seeks, among other things, an injunction preventing completion of the going-private transaction, damages (including rescissory damages) in favor of the plaintiff and the class, and the fees and costs associated with the litigation. The Company is vigorously defending this lawsuit as well.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. In addition, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV 71 was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to 10 countries in Asia and South America. For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations (including with respect to the filing of the 2016 Annual Report, the compliance plan, the internal investigation, the SEC enforcement action and the litigation matters discussed above), are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com